CEO on UAS Contract
Open Briefing interview with CEO Terry Stinson	Orbital Corporation Limited 4 Whipple Street Balcatta WA 6021
In this Open Briefing®, Terry discusses: [o] Key drivers of new SUAS contract [o] Market size and growth prospects [o] Orbital’s opportunities in the UAS market

Record of interview:

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Orbital Corporation Limited (ASX: OEC; NYSE Amex: OBT) recently announced it had been awarded a contract by a US customer for the development of a production engine for a small unmanned aerial system (SUAS) worth up to A$4.5 million.  How does this new contract differ in structure and scope from your existing UAS engine contract with Textron Inc. subsidiary AAI, which was expected to generate revenue of over A$10 million in the year ended June 2013?

CEO Terry Stinson

We are bound by a customer confidentiality agreement, so unfortunately I cannot answer with any specifics related to the program or provide any detail in comparing the two programs.  I can however state generally that this is a new, next generation UAV propulsion system.  Our plan is to incorporate Orbital’s FlexDITM injection technology and the latest technology available into this new engine system.

The SUAS market is focused on propulsion, size, weight, performance, fuel consumption, and reliability and durability.  This new system will utilise FlexDITM injection technology which allows the customer to run heavy fuel, complying with the US Department of Defence’s one-fuel initiative.  Using FlexDITM technology and systems also reduces the amount of fuel required to run the engine and provides increased range: being able to keep the aircraft in the sky longer is one of the most important benefits we are delivering to our customers.

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The program target is to develop a small engine package that will be durable, fuel efficient and lightweight.  Have specific design parameters been set?  How is Orbital positioned to achieve these parameters?

CEO Terry Stinson

The specific targets for the propulsion system were defined as a part of the customer request for proposal.  Orbital is well positioned to meet the customer targets; we have been working in this field for several years and have a proven track record.  The performance targets are aggressive; however our design and development team are up to the challenge.

Since moving into this market segment, Orbital has developed and acquired the skills and engineering tools to deliver “clean sheet” SUAS projects like the one just announced.  We have also invested in our facility to support advanced development of aviation products for small unmanned aircraft.  I am confident that we will meet, and exceed, our new customer’s expectations.

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You expect the first, low volume production of the new SUAS engine from your Perth facility in 2014, with higher volume production commencing in 2015 from a facility in the US.  What certainty is there that production will take place, what level of volume production is likely and what terms have been agreed regarding supply and delivery of the engine?

CEO Terry Stinson

Just to be clear, this will not be the first production from our Perth facility; we have been in SUAS engine systems production for more than a year.  For this new program, we project low volume production in calendar year 2014 and if the new engine is positively received by the market we expect volumes to ramp up over the following year.

The timing for establishing the facility in the US will depend on the ramp-up in projected volume.  I am confident that this program will evolve into a production contract.  Our customer is making a significant investment in the development of this next generation propulsion system which shows that the customer is serious.  I cannot provide any details related to the terms and conditions of the contract; these are considered customer confidential.

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What is the potential market for this type of engine?  What are the prospects for demand growth and how is Orbital positioned versus competitors?

CEO Terry Stinson

This is a growing market.  The Teal Group recently projected that expenditures on R&D and procurement in the UAS market will grow from US$5.2 billion to over US$11.6 billion in the coming decade.

Over the coming years, I expect Orbital to grow in this segment through four channels.  The first is as part of the general growth in the market.  Our existing business has the potential to grow; this new project will be additive and it will also grow as the market grows.  The second is from winning new customers and additional programs from our existing customers.  Our first customer program has led to a second, demonstrating that we are delivering the projected growth for this part of our business.

The third channel is replacement of existing propulsion systems.  There are a large number of aircraft already in use around the world.  The users of these aircraft will have the opportunity to transition to “one fuel” and increase the range of their aircraft by re-powering with propulsion systems from Orbital.  The fourth channel is the service parts and service support business.  The profitability potential of the service parts and service support business will be the most lucrative.

My view is that we are just at the start of the growth curve.  The reinvention of Orbital is well underway.  As information related to the markets becomes public, we will be able to provide better volume projections.  For Orbital, the revenue growth potential is significant.  How are we positioned against the competitors? The recent ASX announcement answers this question: we were selected over technologies and competitors that are in the market today.

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Thank you Terry.

For more information about Orbital Corporation, visit www.orbitalcorp.com.au or call Terry Stinson on (+61 8) 9441 2311.

For previous Open Briefings by Orbital, or to receive future Open Briefings by email, visit openbriefing.com

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Endnotes

1 August 2013

ASX Announcement: 1 August 2013/Open Briefing®/Orbital Corporation Limited

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